 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(Exact name of the registrant as specified in its charter)

Bermuda	1-14542	Not Applicable
(Jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China
(Address of principle executive offices)

Brian Ma
Tel: +886-2-27122558
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended_________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure:
This specialized disclosure report on Form SD is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”) by Asia Pacific Wire & Cable Corporation Limited (the “Registrant”) for the calendar year ending December 31, 2025 (the “Reporting Period”).

a.Country of Origin Inquiry: Registrant is a holding company, whose subsidiaries are engaged primarily in the manufacture and distribution of wire and cable products for the telecommunications and electric-power industries, and electronic wire for applications in an array of electronic products. The electronic wire contains tin, which is included in the definition of a “conflict mineral” located in SEC Form SD, Section 1, Item 1.01(d)(3).

Registrant conducted in good faith, a due diligence and country of origin inquiry reasonably designed to determine if any products manufactured in the Reporting Period contained tin, and if so, whether any of the tin originated in the Democratic Republic of the Congo or an adjoining country, or came from recycled or scrap sources. Registrant identified its subsidiaries whose products may contain tin and their suppliers of tin, or components or products which may contain tin, and reached out to those suppliers requesting information about the origin of such tin. Those subsidiaries and suppliers confirmed to the Registrant that for the Reporting Period, no products were manufactured, or contracted to be manufactured, for which tin was necessary to the products functionality or production.

b.Determination: Based on its reasonable country of origin inquiry, Registrant determined, and reasonably believes, that none of its products for the Reporting Period contained a “conflict mineral” originating from the Democratic Republic of the Congo or an adjoining country.

c.Internet Website: The information disclosed in this Form SD is publicly available on Registrant’s website at www.apwcc.com, by selecting “Investor Relations”, then “SEC Filings” then “View” in “All form groups”, and then selecting Documents next to “SD” under the heading Filings.

Signatures
Pursuant to the requirements of the Exchange Act, Registrant has caused this report to be signed on its behalf by the duly authorized undersigned.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED By: /s/ Brian Ma____________
Name: Brian Ma Title: Acting Chief Financial Officer
Date: May 22, 2026
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